UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Alliance Bancorp

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

01852J-10-5

(CUSIP Number)

Robert J. Vana
Senior Vice President, Chief Corporate Counsel and Corporate Secretary
Charter One Financial, Inc.
1215 Superior Avenue
Cleveland, Ohio 44114
(216) 566-5300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 22, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 01852J-10-5	SCHEDULE 13D	PAGE 2 OF 10

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Charter One Financial, Inc. I.R.S. Identification No. 34-1567092

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) ___

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___ Not applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,848,700(1)(2) 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 1,848,700(1)(2) 10. SHARED DISPOSITIVE POWER 0

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CUSIP No. 01852J-10-5	SCHEDULE 13D	PAGE 3 OF 10
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,700(1)(2)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ____ Not Applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%(1)(2)

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

______________________

(1) The shares of common stock of Alliance Bancorp (the"Issuer") covered by this report are purchasable by Charter One Financial, Inc. ("COFI") upon exercise of an option (the"Option") granted to COFI pursuant to the Stock Option Agreement dated as of January 22, 2001 between the Issuer and COFI (the "Stock Option Agreement"), and described in Item 4 of this statement. Prior to the exercise of the Option, COFI is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by COFI under the Option, which is initially set to equal 1,848,700 shares, is subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by COFI upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 16.7% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise (treating as outstanding for this purpose the shares of common stock subject to the Option). The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, COFI expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by COFI upon exercise of the Option.

(2) The number of shares indicated represents approximately 16.7% of the total outstanding shares of common stock of the Issuer as of January 22, 2001 (treating as outstanding for this purpose the shares of common stock subject to the Option).

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CUSIP No. 01852J-10-5	SCHEDULE 13D	PAGE 4 OF 10

Item 1. Security and Issuer.

       This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Alliance Bancorp ("Alliance"), a corporation organized and existing under the laws of the State of Delaware and registered as a savings and loan holding company under the Home Owners' Loan Act, as amended (the "Issuer"). The principal offices of the Issuer are located at One Grant Square, Hinsdale, Illinois 60521.

Item 2. Identity and Background.

       This Schedule 13D is filed by Charter One Financial, Inc. ("COFI"), a corporation organized and existing under the laws of the State of Delaware and registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. Charter One is a Delaware corporation and owns all of the outstanding capital stock of Charter Michigan Bancorp, Inc. and Charter One Commercial. Charter Michigan Bancorp, Inc. owns all of the outstanding capital stock of Charter One Bank, F.S.B, a federally chartered thrift. COFI's principal line of business is consumer banking. COFI's principal offices are located at 1215 Superior Avenue, Cleveland, Ohio 44114.

       During the last five years neither COFI nor, to the best of COFI's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

All executive officers and directors of COFI are citizens of the United States of America. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

       This statement relates to an option granted to COFI by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles COFI to purchase up to 1,848,700 shares of Common Stock (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of January 22, 2001 between COFI and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $22.00 per share (the "Purchase Price"). The number of Option Shares and Purchase Price are subject to adjustment in certain circumstances, provided that the aggregate number of shares of Common Stock purchasable by COFI upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 16.7% of the total outstanding shares of Common Stock of the Issuer immediately prior to the time of such exercise (treating as outstanding for this purpose the shares of Common Stock subject to the Option). The number of Option Shares which may be exercised is subject to the further limitation that the value of all Option Shares which may be exercised cannot exceed $9.0 million. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 99.B to the Current Report on Form 8-K filed by Issuer on February 1, 2001 (the "Form 8-K"), for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

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CUSIP No. 01852J-10-5	SCHEDULE 13D	PAGE 5 OF 10

       The Option was granted by the Issuer as an inducement to COFI to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of January 22, 2001 among COFI, Charter Michigan Bancorp, Inc., a wholly-owned subsidiary of COFI ("Charter Michigan"), and the Issuer. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Issuer and various regulatory agencies), the Issuer will merge with and into Charter Michigan (the "Merger") with Charter Michigan continuing as the surviving corporation (the "Surviving Corporation"), and each issued and outstanding share of Common Stock of the Issuer (other than those shares owned by the Issuer, COFI or any of their subsidiaries) will be converted into the right to receive 0.72 of a share of common stock, .01 par value, of COFI, plus $5.25 in cash. If the Merger is consummated, the Option will not be exercised. No monetary consideration was paid by COFI to the Issuer for the Option.

       If COFI elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by available working capital. In addition, COFI has the right to receive the value of the Option, in cash, rather than exercise the Option

Item 4. Purpose of Transaction.

       As stated above, the Option was granted to COFI in connection with the execution of the Merger Agreement as an inducement to COFI to enter into the Merger Agreement. The Option shall become exercisable upon the occurrence of certain "Triggering Events" and in the circumstances described in the Stock Option Agreement and the Merger Agreement, none of which has occurred at the time of this filing.

       If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation shall consist of the directors of Charter Michigan at the effective time of the Merger (the "Effective Time") and the officers of the Surviving Corporation shall be the officers of Charter Michigan at the Effective Time. The articles of incorporation and by-laws of Charter Michigan in effect at the Effective Time shall be the articles of incorporation and by-laws of the Surviving Corporation.

       In the event the Merger is consummated, the Common Stock of the Issuer will be delisted from The Nasdaq National Market and any other exchange on which it is listed, and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

       The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 99.B and 99.A, respectively, to the Form 8-K and which are incorporated herein by reference in their entirety.

       Other than as described above, Issuer has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

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CUSIP No. 01852J-10-5	SCHEDULE 13D	PAGE 6 OF 10

Item 5. Interest in Securities of Issuer.

       As a result of the issuance of the Option and upon occurrence of certain events described in the Stock Option Agreement, COFI may be deemed to be the beneficial owner of 1,848,700 shares of Common Stock, which would represent approximately 16.7% of the shares of Common Stock outstanding after exercise of the Option (based on the number of shares of Common Stock outstanding on January 22, 2001, as set forth in the Merger Agreement, and treating as outstanding for this purpose the shares of Common Stock subject to the Option). COFI would have sole voting and dispositive power with respect to such shares of Common Stock.

       The Option Shares described herein are subject to the Option, which may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Nothing contained herein shall be deemed to be an admission by COFI as to the beneficial ownership of any shares of Common Stock, and, prior to the occurrence of any of such events, COFI disclaims beneficial ownership of all Option Shares.

       Except as described herein, neither COFI nor, to the best of COFI's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       As a further inducement to the willingness of COFI to enter into the Merger Agreement, each director and executive officer of the Issuer has entered into a support agreement with COFI (the"Support Agreements") dated January 22, 2001. Pursuant to the Support Agreements, each director and executive officer of Issuer has agreed to vote at the Issuer's meeting to adopt the Merger Agreement, all of his or her shares of Issuer Common Stock owned or controlled by him or her in favor of the proposal to adopt the Merger Agreement and has agreed not to sell such shares prior to the voting record date for such meeting.

Except for the Merger Agreement, the Stock Option Agreement and the Support Agreements, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as part of this Schedule 13D:

Exhibit 1	Agreement and Plan of Merger, dated as of January 22, 2001, by and among Charter One Financial, Inc., Charter Michigan Bancorp, Inc. and Alliance Bancorp (incorporated by reference to Exhibit 99.A to Alliance Bancorp's Current Report on Form 8-K filed on February 1, 2001).
Exhibit 2	Stock Option Agreement, dated as of January 22, 2001, between Charter One Financial, Inc., as grantee, and Alliance Bancorp, as issuer (incorporated by reference to Exhibit 99.B to Alliance Bancorp's Current Report on Form 8-K filed on February 1, 2001).
Exhibit 3	Form of Support Agreement by and between Charter One Financial, Inc. and each of the directors and executive officers of Alliance Bancorp
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CUSIP No. 01852J-10-5	SCHEDULE 13D	PAGE 7 OF 10

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 1, 2001	/s/ Robert J. Vana
Robert J. Vana Senior Vice President, Chief Corporate Counsel and Corporate Secretary
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CUSIP No. 01852J-10-5	SCHEDULE 13D	PAGE 8 OF 10

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF CHARTER ONE FINANCIAL, INC.

       The name, residence or business address, title, present principal occupation or employment of each of the directors and executive officers of Charter One Financial, Inc. ("COFI") are set forth below. If no business address is given the director's or officer's business address is c/o Charter One Financial, Inc., 1215 Superior Avenue, Cleveland, Ohio 44114. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to COFI.

I. DIRECTORS
Name and Business Address>	Present Principal Occupation
Charles John Koch	Chairman of the Board, President and Chief Executive Officer
Patrick J. Agnew St. Paul Federal 6700 W. North Avenue Chicago, IL 60707-3937	Former President and Chief Operating Officer, St. Paul Bancorp, Inc.
Herbert G. Chorbajian Charter One Bank, F.S.B. 833 Broadway Albany, NY 12207	Vice Chairman; Former Chairman President and Chief Executive Officer, ALBANK Financial Corporation
Phillip Wm. Fisher The Fisher Group 3011 W. Grand Blvd., Suite 2700 Detroit, MI 48202	Principal of The Fisher Group
Denise M. Fugo	President of City Life, Inc.
Mark D. Grossi	Executive Vice President
Charles M. Heidel 1215 Superior Avenue Cleveland, Ohio 44114	Retired President and Chief Operating Officer, The Detroit Edison Company
Karen R. Hitchcock University of Albany Administration, Room 246 1400 Washington Avenue Albany, NY 12222	President, University of Albany
John D. Koch	Executive Vice President
Michael P. Morley Eastman Kodak Company 343 State Street Rochester, NY 14650-0232	Senior Vice President and Director of Human Resources, Eastman Kodak Company
Richard W. Neu	Executive Vice President and Chief Financial Officer
Henry R. Nolte, Jr. Miller, Canfield, Paddock and Stone 840 W. Long Lake Road, Suite 200 Troy, MI 48098-6358	Of Counsel to Miller, Canfield, Paddock and Stone
Ronald F. Poe Ronald F. Poe & Associates One North Lexington Avenue, 7th Floor White Plains, NY 10601	President, Ronald F. Poe & Associates
Victor A. Ptak 1215 Superior Avenue Cleveland, Ohio 44114	Vice President, Investments, First Union Securities
Melvin J. Rachal Midwest Stamping, Inc. P.O. Box 1120 3455 Briarfield Road, Suite A Maumee, OH 43537	President and Chief Operating Officer, Midwest Stamping, Inc.
Jerome L. Schostak Schostak Brothers & Company, Inc. Maccabees Center, Suite #750 25800 Northwestern Highway Southfield, MI 48075	Vice Chairman; Chairman of the Board and Chief Executive Officer, Schostak Brothers & Company, Inc.

Joseph C. Scully St. Paul Federal 6700 W. North Avenue Chicago, IL 60707-3937	Former Chairman and Chief Executive Officer, St. Paul Bancorp, Inc.
Mark Shaevsky Honigman Miller Schwartz and Cohn 2290 First National Bldg., 660 Woodward Ave. Detroit, MI 48226-3583	Partner, Honigman Miller Schwartz and Cohn
Leonard S. Simon Charter One Bank, F.S.B. 235 E. Main Street Rochester, NY 14604	Vice Chairman; Former Chairman and Chief Executive Officer, RCSB Financial, Inc.
John P. Tierney	Retired Chairman and Chief Executive Officer, Chrysler Financial Corporation
Eresteen R. Williams	Retired Medical Office Manager

II. EXECUTIVE OFFICERS (Who Are Not Directors)

Name and Business Address	Present Principal Occupation
Robert J. Vana	Senior Vice President, Chief Corporate Counsel and Corporate Secretary